CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Allstate Life Global Funding and Allstate Life Insurance Company on Form S-3 of our report dated March 9, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), relating to the consolidated financial statements and financial statement schedules of Allstate Life Insurance Company, appearing in the Annual Report on Form 10-K of Allstate Life Insurance Company for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 31, 2007